REALOGY CORPORATION

One Campus Drive

Parsippany, New Jersey 07054

May 17, 2011

VIA FACSIMILE & EDGAR

Mr. Duc Dang

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Realogy Corporation Registration Statement on Form S-4 (File No. 333-173254)

Dear Mr. Dang:

On behalf of Realogy Corporation, a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on April 1, 2011.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 25, 2011 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond

Mr. Duc Dang

Securities and Exchange Commission

May 17, 2011

to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

General

1.	We note that you are registering 11.50% Senior Notes due 2017, 12.00% Senior Notes due 2017 and 13.375% Senior Subordinated Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

In connection with the filing of the Amendment, the Company has provided the Commission with a supplemental letter stating that the Company is registering the Exchange Offers in reliance on the Staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) and has included therein the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.	Prior to effectiveness, please file your letter of transmittal and statement of eligibility of the trustee or advise.

The Company has filed the Form T-1 Statement of Eligibility of The Bank of New York Mellon Trust Company, N.A. (the “Trustee”) with respect to the 11.50% Senior Notes Indenture, the Form T-1 Statement of Eligibility of the Trustee with respect to the 12.00% Senior Notes Indenture, the Form T-1 Statement of Eligibility of the Trustee with respect to the 13.375% Senior Subordinated Notes Indenture and the Form of Letter of Transmittal as Exhibits 25.1, 25.2, 25.3 and 99.1 to the Amendment, respectively.

3.	Due to the 5:00 p.m. expiration, please confirm that the offer will be open at least through midnight on the twentieth business day to ensure the offer will be open for at least 20 full business days following commencement. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Mr. Duc Dang

Securities and Exchange Commission

May 17, 2011

In response to the Staff’s comment, the Company confirms that the Exchange Offers will be open at least through midnight on the twentieth business day following commencement of the Exchange Offers to ensure that the Exchange Offers will remain open for at least 20 full business days. Further, the Company confirms that the Expiration Date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Please telephone the undersigned at (973) 407-5370 if you have any questions or need any additional information.

Very truly yours,

/s/ Marilyn J. Wasser

Marilyn J. Wasser, Esq.

cc:	Stacy J. Kanter, Skadden, Arps, Slate, Meagher & Flom LLP
Adam F. Turk, Securities and Exchange Commission